UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Echo Healthcare Acquisition Corp.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

27876C107
(CUSIP Number)

Joshua Kanter
President of Chicago Investments, Inc.
(managing member of Echo Warrant Acquisition, LLC)
Chicago Investments, Inc.
8000 Towers Crescent Drive, Suite 1300
Vienna, Virginia 22182
Telephone: (703) 448-7688

Copies to:
Mr. Richard H. Miller
Powell Goldstein LLP
1201 West Peachtree Street, NW
Fourteenth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 2787C107	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS: Echo Warrant Acquisition, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ See Item 5.
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 2787C107	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS: Chicago Investments, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ See Item 5.
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 449,815 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 449,815 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,815 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 2787C107	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS: Gene E. Burleson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ See Item 5.
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 357,907 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 357,907 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,907 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 2787C107	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS: Gary A. Brukardt I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ See Item 5.
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,449 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 123,449 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,449 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 2787C107	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS: Richard O. Martin I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ See Item 5.
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,173 Shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 169,173 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,173 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 2787C107	13D	Page 7 of 11 Pages

Item 1.  Security and Issuer.

The name of the issuer is Echo Healthcare Acquisition Corp., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”), which is an amendment to the Schedule 13D filed on July 17, 2006 (the “Original Schedule 13D”), relates is the common stock of the Company, par value $.0001 per share (the “Common Stock”).

Item 2.  Identity and Background.

(a)
The names of the persons filing this Schedule 13D are Echo Warrant Acquisition, LLC, a Delaware limited liability company; Chicago Investments, Inc., a Delaware corporation; Gene E. Burleson; Gary A. Brukardt; and Richard O. Martin (collectively, the “Reporting Persons”).

(b)
The business address of the Messrs. Burleson, Brukardt and Martin and the address of the principal place of business of Echo Warrant Acquisition, LLC and Chicago Investments, Inc. is 8000 Towers Crescent Drive, Suite 1300,Vienna, Virginia 22182.

The principal business of Echo Warrant Acquisition, LLC was to purchase warrants of the Company pursuant to the agreements between Mr. Joel Kanter and Messrs. Brukardt and Burleson, Dr. Martin and Chicago Investments, Inc. in which they agreed to act as Mr. Kanter’s designees for the purpose of purchasing the Company’s warrants in accordance with the agreement between Mr. Kanter and Morgan Joseph & Co. Inc. as described in the Company’s amended registration statement on Form S-1 filed with the Securities and Exchange Commission on March 8, 2006. Echo Warrant Acquisition, LLC was dissolved by its members on December 18, 2006 and the warrants (the “Warrants”) to purchase shares of the Company’s Common Stock held by Echo Warrant Acquisition, LLC were distributed to its members prior to its dissolution.

The principal business of Chicago Investments, Inc. is to invest in either public or private companies.

Chicago Investments, Inc. is controlled by Chicago Holdings, Inc. Chicago Holdings, Inc. is controlled by trusts established for the benefit of the Kanter family (consisting generally of the descendants of Beatrice and Morris Kanter and Henry and Helen Krakow). The principal business of Chicago Holdings, Inc. is to invest in either public or private companies. The address of the principal place of business of Chicago Holdings, Inc. and the business address of its officers and the officers of Chicago Investments, Inc. is 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182.

CUSIP No. 2787C107	13D	Page 8 of 11 Pages

The executive officers and directors of Chicago Investments, Inc. are Joshua S. Kanter (Director and President), Solomon A. Weisgal (Director), Robert F. Mauer (Vice President and Treasurer), Linda Gallenberger (Secretary).

The executive officers and directors of Chicago Holdings, Inc. are Joshua S. Kanter (Director and President), Solomon A. Weisgal (Director), Robert F. Mauer (Vice President and Treasurer), Linda Gallenberger (Secretary).

(c)	Dr. Martin is retired.

Mr. Burleson’s principal occupation is as Chief Executive Officer of the Company and Chairman of the Board of Directors of the Company.

Mr. Brukardt’s principal occupation is as a consultant. His principal business address is 5618 Hillsboro Road, Nashville, Tennessee 37215.

The principal occupations of the executive officers and directors of Chicago Investments, Inc. and Chicago Holdings, Inc. are as follows: Joshua S. Kanter, attorney; Robert F. Mauer, financial officer, Chicago Financial, Inc.; Linda Gallenberger, tax manager, Chicago Financial, Inc.; Solomon A. Weisgal, investor.

(d)
and (e): During the past five years, none of the Reporting Persons and none of the directors and executive officers of Chicago Investments, Inc. and Chicago Holdings, Inc. have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Burleson and Brukardt, Dr. Martin and the directors and executive officers of Chicago Investments, Inc. and Chicago Holdings, Inc. is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

Not applicable.

CUSIP No. 2787C107	13D	Page 9 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

(a)
Echo Warrant Acquisition, LLC was dissolved by its members on December 18, 2006. The formation of Echo Warrant Acquisition, LLC had served as the formation of the group for which the Original Schedule 13D was filed, thus the dissolution of Echo Warrant Acquisition, LLC constituted the dissolution of the group. The Warrants held by Echo Warrant Acquisition, LLC were distributed to its members prior to its dissolution.

Mr. Burleson beneficially owns 357,907 shares or 4.1% of the Company’s Common Stock. Mr. Brukardt beneficially owns 123,449 shares or 1.4% of the Company’s Common Stock. Dr. Martin beneficially owns 169,173 shares or 1.9% of the Company’s Common Stock. Chicago Investments, Inc. beneficially owns 449,815 shares or 5.1% of the Company’s Common Stock. Echo Warrant Acquisition, LLC has been dissolved and does not own any shares of the Company’s Common Stock.

(b)	Mr. Burleson has sole voting and dispositive power with respect to 357,907 shares of Common Stock of the Company.

Mr. Brukardt has sole voting and dispositive power with respect to 123,449 shares of Common Stock of the Company.

Dr. Martin has sole voting and dispositive power with respect to 169,173 shares of Common Stock of the Company.

Chicago Investments, Inc. has sole voting and dispositive power with respect to 449,815 shares of Common Stock of the Company.

Echo Warrant Acquisition, LLC does not have sole voting and dispositive power with respect to any shares of Common Stock of the Company.

(c)	None of the Reporting Persons have effected transactions in the Company’s securities in the past sixty days.

(d)	Not applicable.

(e)
Echo Warrant Acquisition, LLC, Dr. Martin and Messrs. Burleson and Brukardt ceased to beneficially own more than 5% of the Company’s common stock on December 18, 2006 due to the dissolution of Echo Warrant Acquisition, LLC.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

CUSIP No. 2787C107	13D	Page 10 of 11 Pages

Item 7.  Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 2787C107	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2006	ECHO WARRANT ACQUISITION, LLC

By: /s/ Joshua Kanter
Joshua Kanter
President of Chicago Investments, Inc.
(managing member of Echo Warrant Acquisition, LLC)

CHICAGO INVESTMENTS, INC.

By: /s/ Joshua Kanter
Joshua Kanter
President of Chicago Investments, Inc.

GENE E. BURLESON

By: /s/ Gene E. Burleson
Gene E. Burleson

GARY A. BRUKARDT

By: /s/ Gary A. Brukardt
Gary A. Brukardt

RICHARD O. MARTIN

By: /s/ Richard O. Martin
Richard O. Martin